As filed with the Securities and Exchange Commission on September 15, 2016
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
__________________

ALGONQUIN POWER & UTILITIES CORP.
(Exact Name of Registrant as specified in its charter)
__________________
Canada (State or other jurisdiction of incorporation or organization) 354 Davis Road Oakville, Ontario L6J 2X1, Canada (Address of principal executive offices)	Not Applicable (I.R.S. Employer) Identification No.) Not Applicable (Zip Code)
__________________
Performance and Restricted Share Unit Plan
for Employees of Algonquin Power & Utilities Corp.
and its Participating Affiliates
(Full title of the Plan)
__________________
C T Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
__________________
Copy of communications to:

Steven F. Carman, Esq.
Chauncey M. Lane, Esq.
Husch Blackwell LLP
111 Congress Avenue, Suite 1400
Austin, TX  78701-4093
Tel: 512.472.5456
Fax: 512.479.1101
__________________
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE
Title of Securities Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)(3)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(3)
Common Shares, no par value	500,000	$9.11	$4,555,000.00	$458.69

(1)
Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, (the “Securities Act”), this Registration Statement shall also cover any additional common shares which become issuable under the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) and 457(h) under the Securities Act and is based upon the average of the high and low selling prices per share of the Registrant’s Common Shares, as reported on The Toronto Stock Exchange on September 12, 2016, which was Cdn$11.92 per share.

(3)	U.S. dollar amounts are calculated based on the Bank of Canada noon rate of exchange reported on September 12, 2016, which was Cdn$1.00=US$0.7647.

EXPLANATORY NOTE

The Registrant has filed this Registration Statement (the “Registration Statement”) to register under the Securities Act, the offer and sale of 500,000 common shares, no par value (the “Common Shares”), of the Registrant issuable pursuant to the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates (the “Plan”).  This Registration Statement also includes a reoffer prospectus prepared in accordance with Instruction C of Form S-8 and in accordance with Part I of Form F-3.  Pursuant to Instruction C of Form S-8, the reoffer prospectus may be used for reoffers or resale of up to 148,961 common shares which are deemed to be “control securities” under the Securities Act granted to the selling shareholders pursuant to the Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information.*

Item 2.	Registrant Information and Employee Plan Annual Information.*

*
As permitted by Rule 428 under the Securities Act, this Registration Statement omits the information specified in Part I of Form S-8.  The documents containing the information specified in Part I will be delivered to the participants in the plan covered by this Registration Statement as required by Rule 428(b).  Such documents are not being filed with the Securities and Exchange Commission (the “Commission”) as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.  These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II hereof, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.  The Registrant will provide a written statement to participants advising them of the availability without charge, upon written or oral request, of the documents incorporated by reference in Item 3 of Part II hereof and including the statement in the preceding sentence.  The written statement to all participants will indicate the availability without charge, upon written or oral request, of other documents required to be delivered pursuant to Rule 428(b), and will include the address and telephone number to which the request is to be directed.

I-1

REOFFER PROSPECTUS

ALGONQUIN POWER & UTILITIES CORP.

148,961 Common Shares granted under the Plan.

The shareholders of Algonquin Power & Utilities Corp. (the “Company” or “Algonquin”) listed on page 15 of this prospectus may offer from time to time up to a total of 148,961 common shares under this prospectus.  The Company is not offering or selling any shares under this prospectus and will not receive any of the proceeds from the sale of the shares offered by these selling shareholders.  The selling shareholders have acquired the shares pursuant to the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates (the “Plan”) prior to September 15, 2016.

The selling shareholders may sell the shares in varying amounts through public or private transactions at prevailing market prices or at negotiated prices. Such future prices are not currently known. Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. The Company will not receive any proceeds from the sale of the shares. The selling shareholders will bear all the sales commissions and similar expenses. Any other expenses incurred by us in connection with this registration and offering not borne by the selling shareholders will be borne by us.

The common shares will be “control securities” under the United States Securities Act of 1933, as amended (the “Securities Act”) before their sale under this reoffer prospectus. This reoffer prospectus has been prepared for the purposes of registering the common shares under the Securities Act to allow for future sales by selling shareholders on a continuous or delayed basis to the public without restriction.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that: (i) the Company was constituted under the Canada Business Corporation Act and is governed by the laws of Canada; (ii) some or all of the directors and officers are or may be residents of Canada; (iii) certain of the experts named herein are or may be residents of Canada; and (iv) all or a substantial portion of the assets of the Company and said persons are or may be located outside the United States.

We do not know when, how or if the selling shareholders intend to sell their common shares covered by this prospectus or what the price, terms or conditions of any sales will be. See “Plan of Distribution” below. We understand that the Securities and Exchange Commission (the “Commission”) may, under certain circumstances consider persons reselling any shares of our common shares and dealers or brokers handling a resale of our common shares to be “underwriters” within the meaning of the Securities Act.

Our common shares are traded on the TSX, the principal trading market for our securities, under the symbol “AQN”. On September 12, 2016, the last reported sale price for our common shares on the TSX was CDN$11.92 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

YOU SHOULD CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING OUR COMMON SHARES.

This prospectus is dated September 15, 2016.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to give you different information. You should not assume that the information incorporated by reference or provided in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of the documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this prospectus and the exhibits attached hereto contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These statements reflect the views of Algonquin with respect to future events, based upon assumptions relating to, among others, the performance of Algonquin’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of Algonquin, its future plans and its dividends to shareholders. Statements containing expressions such as “outlook”, “believe”, “anticipate”, “continue”, “could”, “expect”, “may”, “will”, “project”, “estimate”, “intend”, “plan” and similar expressions generally constitute forward-looking statements.

Since forward-looking statements relate to future events and conditions, by their very nature they require Algonquin to make assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that Algonquin’s actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the volatility of world financial markets; the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the United States economies and accompanying business climate as well as those risk factors discussed or referred to in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as Exhibit 99.3 to our annual report on Form 40-F and the Annual Information Form for the fiscal year ended December 31, 2015, filed as Exhibit 99.1 to our annual report on Form 40-F. Algonquin cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Algonquin reviews material forward-looking information it has presented, at a minimum, on a quarterly basis. Although Algonquin believes that the assumptions inherent in these forward-looking statements are reasonable, undue reliance should not be placed on these statements, which apply only as of these dates. Algonquin is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

PROSPECTUS SUMMARY

This prospectus summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference. You should read the following summary together with the more detailed information regarding our Company and the shares being sold in this offering, which information appears elsewhere in this prospectus and in selected portions of our Annual Report on Form 40-F for the year ended December 31, 2015, and other documents filed with the SEC that are incorporated by reference into this prospectus.

Our Company

The Company was originally incorporated under the Canada Business Corporations Act on August 1, 1988 as Traduction Militech Translation Inc. Pursuant to articles of amendment dated August 20, 1990 and January 24, 2007, the Company amended its articles to change its name to Société Hydrogenique Incorporée - Hydrogenics Corporation and Hydrogenics Corporation - Corporation Hydrogenique, respectively. Pursuant to a certificate and articles of arrangement dated October 27, 2009, the Company , among other things, created a new class of common shares, transferred its existing operations to a newly formed independent corporation, exchanged new common shares for all of the trust units of Algonquin Power Co. and changed its name to Algonquin Power & Utilities Corp.  The head and principal office of the Company is located at Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1.

Our Business

The Company owns and operates a diversified portfolio of regulated and non-regulated generation, distribution and transmission utility assets which deliver predictable earnings and cash flows. The Company seeks to maximize total shareholder value through a quarterly dividend augmented by share price appreciation arising from dividend growth supported by increasing per share cash flows and earnings.

The Company’s operations are organized across three business unit groups consisting of the Generation, Transmission and Distribution Groups. The Generation Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets, the Transmission Group is responsible for evaluating and capitalizing upon natural gas pipeline and electric transmission asset opportunities in North America, and the Distribution Group owns and operates a portfolio of North American electric, natural gas and water distribution and wastewater collection utility systems.

Generation Business Group: The Generation Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable and clean energy power generation facilities located across North America. The group delivers continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities. The Generation Group owns or has interests in hydroelectric, wind, solar, and thermal facilities with a combined generating capacity of approximately 120 MW, 700 MW, 30MW, and 335 MW respectively. Approximately 83% of the electrical output from the hydroelectric, wind and solar generating facilities is sold pursuant to long term contractual arrangements which have a weighted average remaining contract life of 14 years. The Generation Group also has a portfolio of development projects that between 2016 and 2018 will add approximately 711 MW of generation capacity from wind and solar powered generating facilities with an average contract life of 21 years.

Distribution Business Group: The Distribution Group operates diversified rate regulated electricity, natural gas, water distribution and wastewater collection utility services to approximately 489,000 connections. The Distribution Group provides safe, high quality and reliable services to its ratepayers through its nationwide portfolio of utility systems and delivers stable and predictable earnings to the Company. In addition to encouraging and supporting organic growth within its service territories, the Distribution Group delivers continued growth in earnings through accretive acquisition of additional utility systems. The Distribution Group's regulated electrical distribution utility systems and related generation assets are located in the States of California and New Hampshire; and together serve approximately 93,000 electric connections. The Distribution Group's regulated natural gas distribution utility systems are located in the States of Georgia, Illinois, Iowa, Massachusetts, Missouri and New Hampshire; and together serve approximately 292,000 natural gas connections. The Distribution Group's regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, Illinois, Missouri, and Texas; and together serve approximately 104,000 connections. On January 8, 2016, the Distribution Group completed its acquisition of the Park Water System which is comprised of two water and wastewater facilities in California and one facility in Montana. This acquisition adds approximately 74,000 connections to the Distribution Group's present water and wastewater footprint.

Transmission Business Group: In 2014, the Company created a Transmission Group that is responsible for identifying, evaluating and capitalizing upon natural gas pipeline and electric transmission investment opportunities in North America.

The Offering

The selling shareholders identified in this reoffer prospectus may offer and sell up to 148,961 common shares of our company. We granted shares to such selling shareholders pursuant to our Plan.

The selling shareholders may sell all or a portion of the shares being offered pursuant to this reoffer prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

Number of Shares Outstanding

There were 273,308,280 common shares of our company issued and outstanding as at September 12, 2016.

Use of Proceeds

We will not receive any proceeds from the sale of any of our common shares by the selling shareholders.

RISK FACTORS

RISKS FACTORS RELATING TO TREASURY

Currency exchange rate fluctuations may affect the Company’s financial results and increase certain financing risks.

Currency fluctuations may affect the cash flows the Company realizes from its consolidated operations, as a significant portion of the Company’s revenues are generated in U.S. dollars through activities in the United States.  Although the Company may enter into derivative contracts to hedge currency exchange rate exposure, the Company typically does not hedge its full exposure.  To the extent that the Company does enter into currency hedges, the Company will not realize the full benefits of favorable exchange rate movement, and is subject to risks that the counterparty to the hedging contracts may prove unable or unwilling to perform their obligations under the contracts.

The proposed acquisition (the “Acquisition”) of The Empire District Electric Company and its subsidiaries (“Empire”) presents additional exchange rate fluctuation risk because the cash consideration for the Acquisition is required to be paid in U.S. dollars, while the equity offering that is intended to provide a significant portion of the purchase price funds is denominated in Canadian dollars. As a result, increases in the value of the U.S. dollar versus the Canadian dollar prior to the closing of the Acquisition will increase the purchase price translated in Canadian dollars and thereby reduce the proportion of the purchase price for the Acquisition ultimately obtained by the Company under the offering. This could increase the effective cost of the Acquisition and cause a failure to realize anticipated benefits of the Acquisition.

A portion of the Company’s power generation portfolio is exposed to wholesale power market price risk, some of which has been hedged through derivative contracts that give rise to certain performance and financial risks, which could result in significant costs.

The Company’s subsidiaries that are engaged in the business of generating and selling electrical energy (the “Generation Group”) sell a significant portion of the energy (and renewable energy credits) they generate under long term power purchase agreements and, as a result, are not exposed to market price risk for this portion of their portfolio.  Where a generating asset is not fully covered by a power purchase contract, the Generation Group may seek to reduce market price risk by entering into a financial or physical power hedge for that facility that effectively results in a fixed price for a specified amount of power to be delivered at a specified time.  Several of the Generation Group’s wind energy production facilities are subject to long-term energy price hedges for a portion of their expected energy production.

A particular facility may not be able to generate the amount of power specified by hedge contract at the times specified by the hedge contract, due to the variable nature of the natural resource (for renewable power generation) or due to transmission grid curtailments, mechanical failures, or other reasons.  Because of that risk, the Company typically does not hedge the full expected production of a particular facility, leaving the remainder subject to market price risk.  In addition, production shortfalls may be such that the Generation Group may be forced to purchase power in the merchant market at prevailing rates to settle against a hedge.  The effect of this risk exposure could be material and is dependent on both the amount of shortfall and the market price of electricity at the time of the shortfall.

The revenues of the Company and its subsidiaries are subject to credit risk of customers and other counterparties.

The Company and its subsidiaries are subject to credit risk with respect to the ability of customers and other counterparties to perform their obligations to the Company, including paying amounts that they owe to the Company.  These include utility customers as well as counterparties to significant contracts, such as long term power purchase contracts, derivative financial instruments (to the extent then in an asset position) and short term investments.

Adverse conditions in the energy industry or in the general economy, as well as circumstances of individual customers or counterparties, may adversely affect the ability of a customer or counterparty to perform as required under its contract with the Company.  Losses from a utility customer may not be fully compensated through bad debt reserves approved by the applicable utility regulator.  If a customer under a long-term power purchase agreement with the Generation Group is unable to perform, the Generation Group may be unable to replace the contract on comparable terms, in which case sales of power (and, if applicable, renewable energy credits and ancillary services) from the facility would be subject to market price risk and may require refinancing of indebtedness related to the facility or otherwise have a material adverse effect.  Default by other counterparties, including counterparties to hedging contracts that are in an asset position and to short-term investments, also could adversely affect the financial results of the Company.

Sustained increases in interest rates could negatively affect the Company’s financing costs, ability to access capital and the ability to continue successfully implementing its business strategy.

While the majority of the Company’s outstanding debt is subject to a fixed rate of interest, the Company has exposure to interest rates risk from certain outstanding indebtedness indexed to variable interest rates. As a result, increases in interest rates could increase the Company’s financing costs and adversely affect its results of operations. In addition, significant and sustained increases in market interest rates could materially increase the Company’s future financing costs and negatively impact the Company’s borrowing capacity, ability to implement its business strategy, and results of operations.

Challenges to the Company’s deduction of expenses, and changes in applicable tax laws, could materially impact the return to the Company’s shareholders.

Although the Company is of the view that all expenses being claimed are reasonable and that the cost amount of the Company’s depreciable properties have been correctly determined, there can be no assurance that the Canada Revenue Agency or the Internal Revenue Service will agree. A successful challenge by either agency regarding the deductibility of such expenses or the correctness of such cost amounts could impact the return to shareholders.

Development by the Generation Group of renewable power generation facilities in the United States is dependent in part on federal tax credits and other tax incentives, the availability of which requires that construction of the applicable facility be commenced by a statutory deadline.  While these incentives have been extended on multiple occasions, the most recent extension provides for a multi-year step-down in the amount of the incentives.  There can be no assurance that reduced incentive levels will be sufficient to support continued development and construction of renewable power facilities in the United States, nor that the applicable legislation will not be further limited.  In addition, the Generation Group has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Company from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.

Financial market disruptions or other factors could increase financing costs or limit access to credit and capital markets, which could adversely affect the Company’s ability to refinance existing indebtedness on favorable terms, execute its acquisition and investment strategy, and finance its other activities upon favorable terms.

As of December 31, 2015, the Company had approximately $1,496.1 million of consolidated indebtedness.  Management of the Company believes, based on its current expectations as to the Company’s future performance, that the cash flow from its operations and funds available to it under its revolving credit facilities and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, expected revenue and the costs of planned capital expenditures are only estimates. Moreover, actual cash flows from operations are dependent on regulatory, market and other conditions that are beyond the control of the Company. As such, no assurance can be given that management’s expectations as to future performance will be realized.

The ability of the Company to raise additional debt or equity or to do so on favorable terms may be affected by the Company’s financial and operational performance, and by financial market disruptions or other factors outside the control of the Company.

In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity necessary to repay such indebtedness and maintain its long-term leverage target.  Any increase in the degree of the Company’s leverage could, among other things, limit the Company’s ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company’s flexibility and discretion to operate its business; limit the Company’s ability to declare dividends on its Common Shares; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows will not be available for other purposes; cause ratings agencies to re-evaluate or downgrade the Company’s existing credit ratings; expose the Company to increased interest expense on borrowings at variable rates; limit the Company’s ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors that have less debt; make the Company vulnerable to any downturn in general economic conditions; and render the Company unable to make expenditures that are important to its future growth strategies.

The Company will need to refinance or reimburse amounts outstanding under the Company’s existing consolidated indebtedness over time. There can be no assurance that any indebtedness of the Company will be refinanced or that additional financing on commercially reasonable terms will be obtained, if at all. In the event that such indebtedness cannot be refinanced, or if it can be refinanced on terms that are less favorable than the current terms, the ability of the Company to declare dividends may be adversely affected.

The ability of the Company to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the financial performance of the Company, debt service obligations, the realization of the anticipated benefits of acquisition and investment activities, and working capital and future capital expenditure requirements. In addition, the ability of the Company to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company’s consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. If such indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs.

A downgrade in the credit ratings of the Company or of its subsidiaries could have a material adverse effect on the Company’s business, cost of capital, financial condition and results of operations.

The Company has a long term consolidated corporate credit rating of BBB (flat) from Standard & Poors (“S&P”) and a BBB (low) rating from DBRS Limited (“DBRS”). Liberty Utilities Finance GP1, a special purpose financing affiliate of Liberty Utilities Co., has a BBB (high) issuer rating from DBRS.  The ratings indicate the agencies’ assessment of the Company’s ability to pay the interest and principal of debt securities it issues. The lower the rating, the higher the interest cost of the securities when they are sold.

No assurances can be provided that any of the Company’s current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant.  A downgrade in the Company’s or its subsidiaries’ credit ratings would result in an increase in the Company’s borrowing costs under its bank credit facilities and future issuances of long term debt securities. If any of the Company’s ratings fall below investment grade (investment grade is defined as BBB- or above for S&P and BBB low or above for DBRS), the Company’s ability to issue short-term debt or other securities, or to market those securities, would be impaired or made more difficult or expensive. Therefore, any such downgrades could have a material adverse effect on the Company’s business, cost of capital, financial condition and results of operations.

The Company’s financial performance may be impacted by fluctuations in commodity prices.

Market prices for power, generation capacity, ancillary services and natural gas are unpredictable and tend to fluctuate substantially, which may affect the Company’s operating results.  The Generation Group’s exposure to commodity prices is primarily limited to the sale of electric energy and renewable energy credits to the extent not covered by long-term power purchase agreements or hedges, and the purchase of natural gas as a fuel for its thermal generation facilities. With respect to the Company’s subsidiaries engaged in the business of owning and operating diversified rate regulated electricity, natural gas, water distribution and wastewater collection utility services for delivery to ratepayers (the “Distribution Group”), commodity price exposure is primarily limited to the cost of electricity and natural gas.  Although the Distribution Group’s utility rates and tariffs are generally designed to allow recovery of commodity costs, timing differences and other factors, which may be exacerbated by fluctuating prices, may result in less than full recovery.

The Company is subject to funding risks associated with defined benefit pension and OPEB plans.

Certain utility businesses acquired by the Company maintain defined benefit pension plans covering substantially all of the employees of the acquired business, and other post-employment benefit (OPEB) plans for eligible retired employees, including retiree health care and life insurance benefits.  The Company also provides a defined benefit cash balance pension plan covering substantially all its new employees and current employees at its water utilities, under which employees are credited with a percentage of base pay plus a prescribed interest rate credit.

Future contributions to the Company’s plans are impacted by a number of variables, including the investment performance of the plans’ assets and the discount rate used to value the liabilities of the plans. If capital market returns are below assumed levels, or if discount rates decrease, the Company could be required to make contributions to its plans in excess of those currently expected.

RISK FACTORS RELATING TO OPERATIONS

The Company’s operations involve numerous risks that could disrupt or impair its operations, create additional costs and cause substantial loss to us.

The operation of the Company’s power generation facilities, utility systems and other assets involve a variety of hazards and operating risks, including equipment breakdown or failure, employee performance, labor disputes, retention of key personnel, workplace and public safety, commodity supply and transmission constraints or interruptions, environmental and regulatory requirements, and casualty events such as fires, explosions, severe weather events, release of pollutants, acts of vandalism or terrorism, and other occurrences.

These risks are mitigated through the diversification of the Company’s operations, both operationally and geographically, the use of regular training and maintenance programs, including pipeline safety programs and compliance programs, and the establishment of reserves for expenses.  In addition, the Company maintains insurance against some, but not all, of these risks and losses.  However, there is no assurance that these programs and other steps will prevent or minimize future breakdowns, failures, and losses.  These and other operating events and conditions may reduce the Company’s revenues, increase costs, or both, and may materially affect its results of operations, financial position and cash flows.

The Company makes certain assumptions, judgments and estimates that affect amounts reported in its consolidated financial statements with respect to potential asset retirement obligations, which, if not accurate, may negatively impact its financial results.

The Company and its subsidiaries complete periodic reviews of potential asset retirement obligations that may require recognition. As part of this process, the Company and its subsidiaries consider requirements outlined in applicable operating permits, leases, and other agreements, the probability of related agreements being extended, the ability to quantify such expense, the timing of incurring the potential expenses, as well as other factors in evaluating if such obligations exist and in estimating the fair value of such obligations. Inaccuracies in these estimates could negatively impact the Company’s financial results.

The Company’s asset retirement obligations mainly relate to legal requirements for: (i) removal of wind and solar facilities upon termination of land leases; (ii) cutting (disconnecting from the distribution system), purging (cleaning of natural gas and PCB contaminants), and capping gas mains within the gas distribution and transmission system when mains are retired in place, or disposing of sections of gas main when removed from the pipeline system; (iii) cleaning and removing storage tanks containing waste oil and other waste contaminants; and (iv) removing asbestos upon major renovation or demolition of structures and facilities.

The Company is subject to numerous environmental laws, regulations and other standards that may result in capital expenditures, increased operating costs and various liabilities.

The Company is subject to extensive federal, state, provincial and local regulation with regard to air and other environmental matters. Failure to comply with these laws and regulations could have a material adverse effect on the Company’s results of operations and financial position. In addition, new environmental laws and regulations, and new interpretations of existing environmental laws and regulations, have been adopted and may in the future be adopted which may substantially increase the Company’s future environmental expenditures for both new and existing facilities. Although the Distribution Group historically has recovered such costs through regulated customer rates, there can be no assurance that the Distribution Group will recover all or any part of such increased costs in future rate cases. The Generation Group generally has no right to recover such costs from customers.  The incurrence of additional material environmental costs which are not recovered in utility rates may result in a material adverse effect on the Company’s business, financial condition and results of operations.

The Company and its subsidiaries face a number of environmental risks that are normal aspects of operating within the renewable power generation, thermal power generation, and utilities business segments, which have the potential to become environmental liabilities. Certain environmental risks associated with the Company’s operations include uncontrolled natural gas or contaminant releases (or releases above the permitted limits), failure to maintain compliance with obligations under permits and licenses (such as continuous emissions monitoring, periodic reporting/source testing, and general performance/operating conditions), operations adjustments resulting from wildlife mortality monitoring, and dam safety.

In addition, like other industrial companies, the Company’s operating subsidiaries generate certain hazardous wastes which must be managed in accordance with various federal, state and local environmental laws. Under federal and state Superfund laws, potential liability for historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred. In the case of the Distribution Group, these costs are often allowed in rate case proceedings to be recovered from customers over a specified period.

The Company’s revenues and results of operations are affected by seasonal fluctuations and year to year variability in weather conditions and natural resource availability.

The Company is subject to risks associated with seasonal fluctuations and year to year variability in weather conditions and natural resource availability, which affect the quantity of electric power generated and sold by the Generation Group, the availability of water to be distributed by the Distribution Group, and the demand for the utility services of the Distribution Group.

The Generation Group’s hydroelectric operations are impacted by seasonal fluctuations and year to year variability of the available hydrology. These assets are primarily “run-of-river” and as such fluctuate with natural water flows. During the winter and summer periods, flows are generally lower while during the spring and fall periods flows are generally higher. The ability of these assets to generate income may be impacted by changes in water availability or other material hydrologic events within a watercourse. Year to year the level of hydrology varies impacting the amount of power that can be generated in a year.

The Generation Group’s wind generation facilities are impacted by seasonal fluctuations and year to year variability of the wind resource. During the spring and fall periods, winds are generally stronger than during the summer periods. The ability of these facilities to generate income may be impacted by naturally occurring changes in wind patterns and wind strength.

The Generation Group’s solar generation facilities are impacted by seasonal fluctuations and year to year variability in the solar radiance. For instance, there are more daylight hours in the summer than there are in the winter resulting in higher production in the summer months. The ability of these facilities to generate income may be impacted by naturally occurring changes in solar radiance.

Demand for energy sold to retail customers in the maritime region is primarily affected by temperature. Demand for energy during colder months is generally greater than warmer months as the load served is located in a “winter peaking” region.

The Distribution Group’s water distribution operations depend on an adequate supply of water to meet present and future demands of customers. Drought conditions could interfere with sources of water supply used by the utilities and affect their ability to supply water in sufficient quantities to existing and future customers. An interruption in the water supply could have an adverse effect on the results of operations of these utilities.

Demand for water, electricity and natural gas from the Distribution Group’s utility distribution systems is affected by weather conditions and temperature. Demand for water may decrease if there is above normal rainfall or rainfall is more frequent than normal, or if government restrictions are imposed on water usage during drought conditions.  Demand for electricity and natural gas are also subject to significant seasonal variation, year-to-year variations, and changes in weather patterns.

The Distribution Group attempts to mitigate the above noted risks by seeking regulatory mechanisms during rate case proceedings. Certain jurisdictions have approved constructs to mitigate demand fluctuations. However, not all regulatory jurisdictions in which the Distribution Group operates have approved mechanisms to mitigate demand fluctuations and a decrease in demand could adversely affect revenues and earnings.

Energy conservation, energy efficiency, distributed generation and other factors that reduce energy demand could adversely affect the Company’s business, financial condition and results of operations.

Regulatory and legislative bodies have proposed requirements and incentives to increase energy efficiency and reduce energy consumption. In addition, significant technological advancements are taking place in the electric industry, including advancements related to self-generation and distributed energy technologies such as fuel cells, micro turbines, wind turbines and solar cells. Adoption of these technologies may increase as a result of government subsidies.

Increased adoption of these practices, requirements and technologies could reduce demand for utility-scale electricity generation, which may adversely affect market prices at which the Generation Group can sell wholesale electric power.

Increased adoption of these practices would not materially decrease the operating costs and capital expenditure requirements for the Distribution Group’s electric distribution systems but, in the case of self-generation, may decrease the pool of customers from whom fixed costs would be recovered.  If the Distribution Group were unable to adjust its electric distribution rates to reflect the reduced electricity demand, the Company’s business, financial condition and results of operations could be adversely affected.

The Generation Group depends on certain key customers for a significant portion of its revenues. The loss of any key customers could increase market price risk with respect to the sale of generated energy and renewable energy credits.

A substantial portion of the output of the Generation Groups power generation facilities is sold under long-term power purchase agreements, under which a single purchaser is obligated to purchase all of the output of the applicable facility and (in most cases) associated renewable energy credits.  The termination of any such power purchase agreement, unless replaced on equally favorable terms, would increase the Company’s exposure to wholesale power market price risk, which could have an adverse effect on the business, financial condition and results of operations of the Company.

The Distribution Group is obligated to serve utility customers within its certificated service territories, which may require that the Company make capital expenditures and incur indebtedness to expand service to new customers.

The Distribution Group may have facilities located within areas of the United States experiencing growth. These utilities may have an obligation to service new residential, commercial and industrial customers. While expansion to serve new customers will likely result in increased future cash flows, it may require significant capital commitments in the immediate term. Accordingly, the Distribution Group may be required to solicit additional capital or obtain additional borrowings to finance these future construction obligations.

The loss of key personnel, the inability to hire and retain qualified employees, and labor disruptions could have an adverse effect on the Company’s business, financial position and results of operations.

The Company’s operations depend on the continued efforts of its employees.  Retaining key employees and maintaining the ability to attract new employees are important to the Company’s operational and financial performance. The Company cannot guarantee that any member of its management or any one of its key employees will continue to serve in any capacity for any particular period of time.

Certain events, such as an aging workforce, mismatch of skill set or complement to future needs, or unavailability of contract resources may lead to operating challenges and increased costs. The challenges the Company might face as a result of such risks include a lack of resources, losses to its knowledge base and the time required to develop new workers’ skills. In any such case, costs, including costs for contractors to replace employees, productivity costs and safety costs may rise. If the Company is unable to successfully attract and retain an appropriately qualified workforce, its financial position or results of operations could be negatively affected.

While labor relations have been stable to date and there have not been any disruptions in operations as a result of labor disputes with employees, the maintenance of a productive and efficient labor environment without disruptions cannot be assured.  In the event of a strike, work stoppage or other form of labor disruption, the Company would be responsible for procuring replacement labor and could experience disruptions in its utility operations.

Security breaches, criminal activity, terrorist attacks and other disruptions to the Company’s information technology infrastructure could directly or indirectly interfere with the Company’s operations, could expose the Company or its customers or employees to risk of loss, and could expose the Company to liability, regulatory penalties, reputational damage and other harm to its business.

The Company relies upon information technology networks and systems to process, transmit and store electronic information, and to manage or support a variety of business processes and activities. The Company also uses information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal and tax requirements. Empire’s technology networks and systems collect and store sensitive data including system operating information, proprietary business information belonging to the Company and third parties, and personal information belonging to the Company’s customers and employees.

The Company’s information technology networks and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, or other disruptions during software or hardware upgrades, telecommunication failures or natural disasters or other catastrophic events. The occurrence of any of these events could impact the reliability of the Company’s power generation facilities and utility distribution systems; could expose the Company, its customers or its employees to a risk of loss or misuse of information; and could result in legal claims or proceedings, liability or regulatory penalties against the Company, damage the Company’s reputation or otherwise harm the Company’s business. Although the Company takes measures to prevent such a breach, the Company cannot accurately assess the probability that a security breach may occur or accurately quantify the potential impact of such an event. The Company can provide no assurance that the Company will identify and remedy all security or system vulnerabilities or that unauthorized access or error will be identified and remedied.

Additionally, Empire cannot predict the impact that any future information technology or terrorist attack may have on the energy industry in general. Empire’s facilities could be direct targets or indirect casualties of such attacks. The effects of such attacks could include disruption to Empire’s generation, transmission and distribution systems or to the electrical grid in general, and could increase the cost of insurance coverage or result in a decline in the U.S. economy.

RISKS FACTORS RELATING TO REGULATORY REQUIREMENTS

The profitability of the Company’s businesses is in part dependent on regulatory climates in the jurisdictions in which it operates, and the failure to maintain required regulatory authorizations would have a material adverse impact on the Company.

The utility commissions in the states in which the Distribution Group operates regulate many aspects of its utility operations, including the rates that the Distribution Group can charge customers, siting and construction of facilities, pipeline safety and compliance, customer service and the utility’s ability to recover the costs that it incurs, including capital expenditures and fuel and purchased power costs.

A fundamental risk faced by any regulated utility is the disallowance by the utility’s regulator of costs requested to be placed into the utility’s revenue requirement.  In addition, the time between the incurrence of costs and the granting of the rates to recover those costs by state regulatory agencies – known as “regulatory lag” – can impact profitability, which the Distribution Group seeks to mitigate through approval for regulatory constructs that allow for timely recovery of expenses.  If the Distribution Group is unable to recover increased costs of operations or its investments in new facilities, or in the event of significant regulatory lag, the Company’s results of operations could be adversely affected.

In the case of some of the Company’s hydroelectric generating facilities, water rights are owned by governments that reserve the right to control water levels, which may affect revenue, while in the United States, hydroelectric generating facilities are required to be licensed or have valid exemptions from FERC.  The failure to obtain all necessary licenses or permits for such facilities, including renewals thereof or modifications thereto, may result in an inability to operate the facility and could adversely affect cash generated from operating activities.

FERC has jurisdiction over wholesale rates for all electric energy sold by the Generation Group in the United States.  The Generation Group’s facilities in the United States are required to meet the requirements of a Qualified Facility (QF) or an Exempt Wholesale Generator (EWG) and, subject to certain exceptions, to obtain and maintain authority from FERC to sell power at market-based rates.  The failure of the Generation Group to maintain required authorizations for any facility to sell power at market-based rates would constitute a default under the facility’s power purchase agreement and any project financing for such facility, and could have a material adverse impact on the Company.

The operations of each of the Company’s business units are also subject to a variety of federal, provincial and state environmental and other regulatory bodies, the requirements and regulations of which affect the operations of and costs incurred by the Company.  In addition, changes in regulations or the imposition of additional regulations also could have a material adverse effect on the Company’s results of operations.

The Company’s operations are subject to numerous health and safety laws and regulations.

The operation of the Company’s facilities requires adherence to safety standards imposed by regulatory bodies.  These laws and regulations require the Company to obtain approvals and maintain permits, undergo environmental impact assessments and review processes and implement environmental, health and safety programs and procedures to control risks associated with the citing, construction, operation and decommissioning of wind energy projects. Failure to operate the facilities in strict compliance with these regulatory standards may expose the facilities to claims and administrative sanctions.

Health and safety laws, regulations and permit requirements may change or become more stringent. Any such changes could require us to incur materially higher costs than the Company has incurred to date. The Company’s costs of complying with current and future health and safety laws, regulations and permit requirements, and any liabilities, fines or other sanctions resulting from violations of them, could adversely affect its business, financial condition and results of operations.

RISK FACTORS RELATING TO PROJECT DEVELOPMENT, ACQUISITIONS, AND DIVESTITURES

The Company’s development and construction activities are subject to material risks, including expenditures for projects that may prove not to be viable, construction cost overruns and delays, inaccurate estimates of expected energy output or other factors, and failure to satisfy tax incentive requirements or to meet third-party financing requirements.

The Generation Group actively engages in the development and construction of new power generation facilities, and currently has a $1.8 billion pipeline of projects in development or construction, consisting mainly of solar and wind power generation projects. In addition, each of the Company’s business segments may occasionally undertake construction activities as part of normal course maintenance activities.

Significant costs must be incurred to determine the technical feasibility of a project, obtain necessary regulatory approvals and permits, obtain site control and interconnection rights, and negotiate revenue contracts for the facility before the viability of the project can be determined.  Regulatory approvals can be challenged by a number of mechanisms which vary across state and provincial jurisdictions. Such permitting challenges could identify issues that may result in permits being modified or revoked.

Once under construction, material delays and/or cost overruns could be incurred as a result of vendor or contractor performance, technical issues with the interconnection utility, disputes with landowners or other parties, severe weather, and other causes.

The feasibility of a renewable power generation facility is dependent upon estimates regarding the strength and consistency of the applicable natural resource (such as wind, solar radiance, or hydrology) and other factors, such as assessments of the facility’s potential impact on wildlife.  If weather patterns change or actual data proves to be materially different than estimates, the amount of electricity to be generated by the facility and resulting revenues may differ significantly from expected amounts.

For certain of its development projects, the Generation Group relies on financing from third party tax equity investors, the participation of which is dependent upon qualification of the project for U.S. tax incentives and satisfaction of the investors’ investment criteria. These investors typically provide funding upon commercial operation of the facility. Should certain facilities not meet the conditions required for tax equity funding, expected returns from the facilities would be adversely impacted.

The Company may fail to complete acquisitions as intended and may incur significant liabilities as a result.

Acquisitions of complementary businesses and technologies are a part of the Company’s overall business strategy. Because of the regulated nature of the business sectors in which the Company operates, nearly all acquisitions by the Company are subject to various federal, state or provincial regulatory approvals and, consequently, to the risks that such approvals may not be timely obtained or may impose unfavorable conditions that could impair the ability to complete the acquisition or impose adverse conditions on the Company following the acquisition.

In addition, the Company may enter into acquisition agreements under which the Company’s obligations are not contingent upon availability of financing, in which case the Company could incur higher than expected financing costs or, if such financing cannot be obtained, significant liability to the seller.

Failure to complete an acquisition may decrease investor confidence.  In addition, the terms of an acquisition agreement may impose liability on the Company for failing to complete the acquisition, which in some cases may include liability where the reasons for failure to complete the acquisition are not entirely within the control of the Company.

Under the terms of the Company’s pending acquisition of Empire, the Company will be obligated to pay Empire $65.0 million if the agreement and plan of merger entered into with Empire (the” Acquisition Agreement”) is terminated by either party due to a failure to obtain the required regulatory approvals within 18 months following execution of the Acquisition Agreement, or due to a final and non-appealable legal restraint that relates to the required regulatory approvals, or if Empire terminates the Acquisition Agreement based on a failure by the Company to perform its obligations with respect to obtaining required regulatory approvals, provided that, in each case, at the time of termination the conditions to the Company’s obligation to complete the acquisition have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the closing and are then capable of being satisfied, and those conditions that have not been satisfied as a result of a breach of the Acquisition Agreement by the Company).  Payment of such termination fee would have a material adverse impact on the Company’s financial results.

The Company may fail to realize the intended benefits of an acquisition or may incur unexpected costs or liabilities as a result of an acquisition.

In spite of the complementary nature of any businesses or technologies acquired, there is always a risk that services, technologies, key personnel or businesses of acquired companies may not be effectively assimilated into the Company’s business or service offerings, and that expected operating benefits or synergies from completed transactions will not be realized.  In addition, the Company may incur unexpected costs or liabilities in connection with any acquisition.

The success of an acquisition may depend on retention of the workforce or key employees of the acquired business.  Although in such cases the Company undertakes efforts to retain employees of the acquired business and includes the estimated cost of retention in its decision-making with respect to the acquisition, the accuracy of such estimates and success of such efforts cannot be assured.

The Company seeks to avoid unexpected liabilities through the conduct of its due diligence investigation of the target business and through contractual remedies for material misrepresentations in the acquisition agreement.  However, detailed information regarding the target business is generally available only from the seller, and contractual remedies are typically subject to negotiated limitations.  In addition, in cases in which the target company is publicly traded and its shares are widely held, the Company is likely not to have recourse following the completion of the acquisition for misrepresentations made to the Company in connection with the acquisition.

The Company may sell businesses or assets, which may be sold at a loss and which, regardless of the sales price, may reduce total revenues and net income.

The Company may from time to time dispose of businesses or assets that the Company no longer views as being strategic to the Company’s continuing operations. Although the Company seeks to maximize the price obtained for any such business or assets, the Company may recognize a loss upon such a sale.  In addition, divestitures may result in a reduction in total revenues and net income.

The Distribution Group’s water, wastewater, electricity and natural gas distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions.

The Distribution Group’s water, wastewater, electricity and natural gas distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions. Any taking by government entities would legally require that just and fair compensation be paid to the Distribution Group, and the Distribution Group believes that such compensation generally would reflect fair market value for any assets that are taken. However, the determination of such fair and just compensation will be undertaken pursuant to a legal proceeding and, therefore, there is no assurance as to the value that would be received for those assets, including that the value received would be above book value or that the Company would not recognize a loss.

THE OFFERING

The selling shareholders identified in this reoffer prospectus may offer and sell up to 148,961 common shares granted pursuant to the Plan.  The actual per share price of the shares that the selling shareholders will offer pursuant hereto will depend on a number of factors that may be relevant as of the time of offer. See “Plan of Distribution” below.

USE OF PROCEEDS

Each of the selling shareholders will receive all of the net proceeds from the sale of shares by that shareholder. The Company will not receive any of the net proceeds from the sale of the shares. The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in offering or selling their shares. The Company will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, listing fees, blue sky registration and filing fees, and fees and expenses of our counsel and accountants.

DETERMINATION OF OFFERING PRICE

The selling shareholders may sell all or a portion of the shares being offered pursuant to this reoffer prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices.

SELLING STOCKHOLDERS

The selling shareholders may offer and sell, from time to time, any or all of shares of the Company’s common shares granted pursuant to the Plan.

The following table identifies the selling shareholders and indicates (i) the nature of any material relationship that such selling shareholder has had with us for the past three years, (ii) the number of shares held by the selling shareholders, (iii) the amount to be offered for each of the selling shareholder’s account, and (iv) the number of shares and percentage of outstanding shares of the common shares in the Company’s capital to be owned by each selling shareholder after the sale of the shares offered by them pursuant to this offering. The selling shareholders are not obligated to sell the shares offered in this reoffer prospectus and may choose not to sell any of the shares or only a part of the shares that they receive.

The information provided in the following table with respect to the selling shareholders has been obtained from each of the selling shareholders. Because the selling shareholders may offer and sell all or only some portion of the common shares being offered pursuant to this reoffer prospectus, the numbers in the table below representing the amount and percentage of these common shares that will be held by the selling shareholders upon termination of the offering are only estimates based on the assumption that each selling shareholder will sell all of his or her shares of the common shares being offered in the offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which he or she provided the information regarding the common shares beneficially owned by them, all or some portion of the common shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

None of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer. The Company may require the selling shareholders to suspend the sales of the common shares being offered pursuant to this reoffer prospectus upon the occurrence of any event that makes any statement in this reoffer prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in those documents in order to make statements in those documents not misleading.

Name of Selling Shareholder	Shares Owned by the Selling Shareholder before the Offering(1)	Total Shares Offered in the Offering	Number of Shares to Be Owned by Selling Shareholder and Percent of Total Issued and Outstanding Shares After the Offering (1)
			# of Shares(2)	% of Class(2),(3)
Gregory Sorenson	17,232	17,232	0	*
Matthew Garlick	5,678	5,678	0	*
Brian Plumb	4,241	4,241	0	*
Charles Ashman	13,451	13,451	0	*
Chris Brouillard	2,893	2,893	0	*
David Swain	18,071	18,071	0	*
Francisco Dafonte	9,011	9,011	0	*
Kurt Demmer	2,215	2,215	0	*
Lou Ann Goldie	2,680	2,680	0	*
Mark Smith	9,895	9,895	0	*
Mike Beatty	5,617	5,617	0	*
Richard Macdonald	2,215	2,215	0	*
Charles Rossi	9,194	9,194	0	*
Chris Krygier	4,645	4,645	0	*
Derek Tomka	1,644	1,644	0	*
James Lucas	3,580	3,580	0	*
James Sweeney	4,935	4,935	0	*
Kevin McCarthy	3,290	3,290	0	*
Richard Leehr	4,935	4,935	0	*
Stephen Hall	1,644	1,644	0	*
Vincent Duffy	1,644	1,644	0	*
Todd Wiley	3,870	3,870	0	*
Travis Johnson	4,645	4,645	0	*
Norman Gallagher	967	967	0	*
Michael Licata	1,419	1,419	0	*
Leonard Lyons	967	967	0	*
Gary Munroe	967	967	0	*
Michael Petit	967	967	0	*
Christopher Thompson	1,935	1,935	0	*
Susan Houghton-Fenton	1,806	1,806	0	*
Tisha Sanderson	451	451	0	*
R.J. Ritchie	903	903	0	*
Janet Bagnall	903	903	0	*
Randy Johnsin	451	451	0	*

Notes

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with Commission rules and generally includes voting or investment power with respect to shares of common stock. Common shares subject to options, warrants and convertible preferred stock currently exercisable or convertible, or exercisable or convertible within 60 days, are counted as outstanding for computing the percentage of the person holding such options, warrants or convertible preferred stock but are not counted as outstanding for computing the percentage of any other person. We believe that the selling shareholders have sole voting and investment powers over their shares.

(2)	We have assumed that the selling shareholders will sell all of the shares being offered in this offering.
(3)
Based on 273,308,280 common shares issued and outstanding as of September 12, 2016. Shares of our common stock being offered pursuant to this reoffer prospectus by a selling shareholder are counted as outstanding for computing the percentage of that particular selling shareholder but are not counted as outstanding for computing the percentage of any other person.

PLAN OF DISTRIBUTION

The selling shareholders may, from time to time, sell all or a portion of the common shares on any market upon which our common shares may be listed or quoted (currently the Toronto Stock Exchange), in privately negotiated transactions or otherwise. Such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. The common shares being offered for resale pursuant to this reoffer prospectus may be sold by the selling shareholders by one or more of the following methods, without limitation:

1.	block trades in which the broker or dealer so engaged will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
2.	purchases by broker or dealer as principal and resale by the broker or dealer for its account pursuant to this reoffer prospectus;
3.	an exchange distribution in accordance with the rules of the applicable exchange;
4.	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
5.	privately negotiated transactions;
6.	market sales (both long and short to the extent permitted under the federal securities laws);
7.	at the market to or through market makers or into an existing market for the shares;
8.	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise);
9.	a combination of any aforementioned methods of sale; and
10.	any other method permitted pursuant to applicable law.

In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from a selling shareholder or, if any of the broker-dealers act as an agent for the purchaser of such shares, from a purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with a selling shareholder to sell a specified number of the common shares at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold common shares at the price required to fulfill the broker-dealer commitment to the selling shareholder if such broker-dealer is unable to sell the shares on behalf of the selling shareholder. Broker-dealers who acquire common shares as principal may thereafter resell the common shares from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resale, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above.

The selling shareholders and any broker-dealers or agents that participate with the selling shareholders in the sale of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the common shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time, any of the selling shareholders may pledge common shares pursuant to the margin provisions of customer agreements with brokers. Upon a default by a selling shareholder, his or her broker may offer and sell the pledged common shares from time to time. Upon a sale of the common shares, the Company believes that the selling shareholders will satisfy the prospectus delivery requirements under the Securities Act. The Company intends to file any amendments or other necessary documents in compliance with the Securities Act, which may be required in the event any of the selling shareholders defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post-effective amendment to the registration statement of which this reoffer prospectus forms a part will be filed disclosing the name of any broker-dealers, the number of common shares involved, the price at which our common shares are to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this reoffer prospectus and other facts material to the transaction.

The Company and the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as a selling shareholder is a distribution participant and the Company, under certain circumstances, may be a distribution participant, under Regulation M. All of the foregoing may affect the marketability of the Company’s common shares.

All expenses for this reoffer prospectus and related registration statement including legal, accounting, printing and mailing fees are and will be borne by the Company. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the common shares will be borne by the selling shareholders, the purchasers participating in such transaction, or both.

Any common shares being offered pursuant to this reoffer prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this reoffer prospectus.

Under the Exchange Act, any person engaged in a distribution of the shares offered by this reoffer prospectus may not simultaneously engage in market making activities with respect to our common shares during the applicable “cooling off” periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of the shares by the selling shareholders.

EXPERTS AND COUNSEL

Our consolidated financial statements as of December 31, 2015 and December 31, 2014 and for the years then ended have been incorporated by reference in this reoffer prospectus in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, which has also been incorporated by reference in this reoffer prospectus, given on the authority of said firm as experts in auditing and accounting.

Blake, Cassels & Graydon LLP, of 199 Bay Street, Suite 4000, Toronto, ON M5L 1A9 has provided an opinion on the validity of the common shares being offered pursuant to this reoffer prospectus.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counselor named in this reoffer prospectus was employed on a contingent basis, owns an amount of shares in our company or our subsidiaries which is material to that person, or has a material, direct or indirect economic interest in our company or that depends on the success of the offering.

EXPENSES

The following table sets forth the estimated costs and expenses payable by us in connection with the issuance and distribution of our common shares being offered. No expenses will be borne by the selling shareholders, except for any broker discounts or commissions or equivalent expenses and expenses of their respective legal counsel applicable to the sale of their common shares. All of the amounts shown are estimates, except for the Commission registration fees.

Securities and Exchange Commission registration fees	$458.69
Accounting fees and expenses	3,000
Legal fees and expenses	10,000
Printing and engraving expenses	100
Transfer agent and registrar fees	1,000
Miscellaneous	1,900
Total	$16,000

MATERIAL CHANGES

There have been no material changes to the affairs of our company since December 31, 2015 which have not previously been described in a report on Form 40-F or Form 6-K filed with the Commission.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-8 filed by us with the Commission (under the Securities Act) with respect to the common shares offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement, to which reference is made for further information. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or otherwise filed by us, each such statement is qualified in all respects by such reference.

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, file reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our Commission filings, including the Registration Statement of which this prospectus is a part, are available to the public through the Commission’s “EDGAR” (Electronic Data Gathering, Analysis and Retrieval System), available on the Commission’s website (http://www.sec.gov). You may also read and copy any document we file at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room.

INCORPORATION OF DOCUMENTS BY REFERENCE
We hereby incorporate by reference into this Registration Statement the following documents previously filed with the Commission:

(a)	The Registrant’s Annual Report on Form 40-F for the year ended December 31, 2015, filed with the Commission on March 15, 2016;

(b)	Each of the Registrant’s Reports on Form 6-K furnished to the Commission on or after January 1, 2016 and prior to the date of this prospectus; and

(c)
The description of our Common Shares contained in our Registration Statement No. 000-53808 on Form 8-A, as filed with the Commission on October 27, 2009, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description.

In addition, all of our reports filed with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Registration Statement and prior to filing a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such reports. Any statement made in this prospectus, a prospectus supplement or a document incorporated by reference in this prospectus or a prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus and any applicable prospectus supplement to the extent that a statement contained in an amendment to the registration statement, any subsequent prospectus supplement or in any other subsequently filed document incorporated by reference herein or therein adds, updates or changes that statement. Any statement so affected will not be deemed, except as so affected, to constitute a part of this prospectus or any applicable prospectus supplement.

We shall undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents, unless such exhibits are specifically incorporated by reference to such documents. Requests for such copies should be directed to Algonquin Power & Utilities Corp., Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1, Attention: Corporate Secretary, telephone: 1 (905) 465-4800.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to in this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of the date on the front page of those documents. Also, you should not assume that there has been no change in our affairs since the date of this prospectus or any applicable prospectus supplement.

148,961 Shares

ALGONQUIN POWER & UTILITIES CORP.

Common Shares
_________________________________

Reoffer Prospectus
_________________________________

September 15, 2016

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the following documents previously filed with the Commission:

(a)	The Registrant’s Annual Report on Form 40-F for the year ended December 31, 2015, filed with the Commission on March 15, 2016;

(b)	Each of the Registrant’s Reports on Form 6-K furnished to the Commission on or after January 1, 2016 and prior to the date of this Registration Statement; and

(c)
The description of the Registrant’s Common Shares contained in the Registrant’s Registration Statement No. 000-53808 on Form 8-A, as filed with the Commission on October 27, 2009, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description.

In addition, all of the Registrant’s reports filed with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Registration Statement and prior to filing a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such reports.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

Not applicable.

Item 6.	Indemnification of Directors and Officers.

Under the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of such corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, and the corporation may advance moneys to the individual for the costs, charges and expenses of any such proceeding.  The corporation may not indemnify the individual, and any advance must be repaid by the individual, unless the individual acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty the individual had reasonable grounds for believing that the individual’s conduct was lawful.  Such indemnification and advances may be made in connection with a derivative action only with court approval.  Such individual is entitled to indemnification or advances from the corporation as a matter of right in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of a civil, criminal, administrative, investigative or other proceeding to which he is subject by reason of being or having been a director or officer of the corporation or other entity as described above if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfils the conditions set forth above.

In accordance with and subject to the CBCA, the by-laws provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Registrant or at the Registrant’s request on behalf of any such body corporate), and such director or officer’s heirs and legal representatives, to the extent permitted by the CBCA, as set forth above.

The Registrant’s bylaws also provide that the Registrant’s directors and officers will be indemnified in connection any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer, to the fullest extent permitted by the Canada Business Corporations Act.  Accordingly, the Registrant has entered into indemnification agreements with each of its directors and executive officers providing such individuals with rights to indemnification and expense advancement to the fullest extent permitted under law.  The Registrant also maintains directors’ and officers’ liability insurance which insures the Registrant’s directors and officers and our subsidiaries against certain losses resulting from any wrongful act committed in their official capacities for which they become obligated to pay to the extent permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

The exhibits listed on the exhibit index at the end of this Registration Statement are included in this Registration Statement.

Item 9.	Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement;

Provided however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakville, Province of Ontario, Canada on this 15th day of September, 2016.

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ David Bronicheski
Name:	David Bronicheski
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each undersigned officer and director of Algonquin Power & Utilities Corp., a Canadian company, do hereby constitute and appoint Ian Robertson, Chief Executive Officer and David Bronicheski, Chief Financial Officer, and each of them acting individually, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and revocation, in his or her name and on his or her behalf, to do any and all acts and things and execute, in the name of the undersigned, any and all instruments which said attorney-in-fact and agent may deem necessary or advisable to enable the Company to comply with the Securities Act, and any rules, regulations, or requirements of the Securities and Exchange Commission in respect thereof, in connection with the filing with the Securities and Exchange Commission of this Registration Statement on Form S-8 under the Securities Act, including specifically but without limitation, power and authority to sign the name of the undersigned to such registration statement, and any amendments to such registration statement (including post-effective amendments), and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities regulatory body, to sign any and all applications, registration statements, notices or other documents necessary or advisable to comply with applicable securities laws, and to file the same, together with other documents in connection therewith with the appropriate authorities, granting unto said attorney-in-fact and agent, full power and authority to do and to perform each and every act and thing requisite or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney may be signed in several counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title of Capacities	Date

/s/ Ian Robertson	Chief Executive Officer and Director	September 15, 2016
Ian Robertson	(principal executive officer)

/s/ David Bronicheski	Chief Financial Officer	September 15, 2016
David Bronicheski	(principal financial officer and principal accounting officer)

/s/ Kenneth Moore	Director, Chair of the Board	September 15, 2016
Kenneth Moore

/s/ Dilek L. Samil	Director	September 15, 2016
Dilek L. Samil

/s/ Christopher J. Ball	Director	September 15, 2016
Christopher J. Ball

/s/ Christopher Huskilson	Director	September 15, 2016
Christopher Huskilson

/s/ Christopher K. Jarratt	Director	September 15, 2016
Christopher K. Jarratt

/s/ Masheed Saidi	Director	September 15, 2016
Masheed Saidi

/s/ George L. Steeves	Director	September 15, 2016
George L. Steeves

/s/ Melissa Stapleton Barnes	Director	September 15, 2016
Melissa Stapleton Barnes

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement solely in the capacity of the duly authorized representative of Algonquin Power & Utilities Corp. in the United States on September 15, 2016.

By:	/s/ Greg Sorensen
Name:	Greg Sorensen
Title:	President, Liberty Utilities Co.

EXHIBIT INDEX

Exhibit Number	Description

4.1	Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates, adopted with effect from January 1, 2011, as amended March 6, 2014.

5.1	Opinion of Blake, Cassels & Graydon LLP.

23.1	Consent Letter from Ernst & Young LLP.

23.2	Consent of Blake, Cassels & Graydon LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

24.1	Powers of Attorney (included on the signature page hereof).